Filed Pursuant to Rule 424(b)(3)

Registration No. 333-217215

PROSPECTUS SUPPLEMENT NO. 3

TO PROSPECTUS DATED JANUARY 12, 2018

INSPIRED ENTERTAINMENT, INC.

This Prospectus Supplement supplements information contained in Inspired Entertainment, Inc.’s (“we,” “our” or “the Company”) prospectus dated January 12, 2018, as amended and supplemented from time to time. This supplement is being filed to include disclosure from the Current Reports on Form 8-K of the Company as provided to the Securities and Exchange Commission on August 13, 2018 and August 16, 2018. The prospectus relates to the resale by the selling securityholders identified on pages 32-36 of the prospectus of up to 25,207,560 shares of our common stock, $0.0001 par value per share.

You should read this Prospectus Supplement in conjunction with the prospectus, as amended and supplemented. This prospectus supplement is not complete without, and may not be delivered or used except in connection with, the prospectus, including any amendments or supplements thereto.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. PLEASE CAREFULLY CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 8 OF THE PROSPECTUS AND UNDER SIMILAR HEADINGS IN ANY FURTHER AMENDEMENTS AND SUPPLEMENTS TO THE PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement or the Prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 16, 2018

Entry into a Material Definitive Agreement; Termination of a Material Definitive Agreement; Creation of a Direct Financial Obligation

Refinancing of External Borrowings

On August 13, 2018, Inspired Entertainment, Inc. (the “Company”) and certain of its subsidiaries entered into a series of transactions that effected the refinancing of the group’s external borrowings, replacing the group’s senior term and revolving facilities, originally entered into in 2014, with senior notes of $140.0 million and a revolving credit facility of £7.5 million (equivalent to approximately $9.9 million). As described in further detail below, the senior notes have a 5-year duration and carry a cash interest rate of 9% plus 3-month LIBOR, and the revolving credit facility has a 3-year duration and carries a cash interest rate on any utilization at 4% plus 3-month LIBOR, with any unutilized amount carrying a 1.4% cash interest cost. In connection with the refinancing, the Company has entered into a three-year, fixed-rate, cross-currency swap, as described in further detail below.

Note Purchase Transaction

On August 13, 2018, Gaming Acquisitions Limited (“Gaming Acquisitions”), an indirect wholly owned subsidiary of the Company, certain subsidiaries of the Company (collectively, the “Subsidiary Guarantors” and together with Gaming Acquisitions and the Company, the “Credit Parties”) and the Company entered into a Note Purchase Agreement and Guaranty (the “Note Purchase Agreement”) to provide for the issuance and sale of promissory notes in the aggregate principal amount of $140,000,000, maturing in five years (the “Notes”), to the purchasers party thereto from time to time, including HG Vora Special Opportunities Master Fund, Ltd. (“HGV Fund”), with Cortland Capital Market Services LLC acting as note and collateral agent for the Purchasers (in such capacity, “Agent”).

The proceeds of the sale of the Notes will be used to, among other things, repay £98.5 million of obligations outstanding under the Company’s Senior Term and Revolving Facility Agreement dated March 18, 2014 (as amended and restated July 13, 2016), among certain subsidiaries of the Company, Ares Management Limited and Lloyds Bank PLC (the “Existing Credit Facility”). The Existing Credit Facility has been replaced in part by the Revolving Credit Facility described below.

The obligations under the Note Purchase Agreement are unconditionally guaranteed on a joint and several basis by each of the Company and the Subsidiary Guarantors party thereto and are secured on a first-priority basis (subject to certain exceptions) by a lien granted to the Agent for the benefit of the secured parties under the Note Purchase Agreement on substantially all of the assets of each Credit Party, including all of the capital stock held by such Credit Party. An intercreditor agreement will set forth the rights and obligations of the parties to the Note Purchase Agreement, the Revolving Credit Facility and the Nomura Swap described below, in and to the proceeds of the collateral securing the obligations under the Note Purchase Agreement, the Revolving Credit Facility and the Nomura Swap.

The Notes will be issued at 98% of the par value thereof. Interest on the Notes shall accrue on a daily basis and will bear an interest rate equal to, at the Credit Parties’ option, a base rate or LIBOR rate, plus an applicable margin, which for a base rate borrowing is 8% per annum and for a LIBOR borrowing is 9% per annum. The base rate is calculated based on the greatest of the prime rate, federal funds effective rate and LIBOR rate in effect on the date of calculation. Interest on the Notes is payable in cash (subject to extension in the case of the first interest payment due thereunder as provided in the Note Purchase Agreement) and at the maturity of the Notes in the case of any unpaid interest then outstanding.

Subject to certain conditions, voluntary prepayments are permitted under the Note Purchase Agreement.

Subject to certain exceptions, Gaming Acquisitions is required to make mandatory prepayments of the Notes in respect of amounts received on account of asset sales, insurance or condemnation proceeds and issuances of debt as well as amounts constituting excess cash flows. In the case of proceeds from asset sales and insurance or condemnation payments, so long as no event of default has occurred and to the extent such proceeds do not exceed $1,000,000, Gaming Acquisitions may invest such proceeds—directly or through one of its subsidiaries—in assets of the general type useful in the business of the Company and its subsidiaries. In the case of amounts constituting excess cash flow, Gaming Acquisitions is required to prepay an amount equal to 50% thereof, except that 25% thereof shall be required if the total leverage ratio is between 2.50:1.00 and 2.00:1.00 (in each case, minus voluntary repayments made during the applicable fiscal year), and no such prepayment shall be required if the total leverage ratio is 2.00:1.00 or less.

In the event the Notes are redeemed, repaid or prepaid (including as voluntary or mandatory prepayments described above), such repayments or prepayments shall be made together with a payment premium equal to 3.00% of the amount repaid or prepaid, except that such premium will not be payable in the case of mandatory prepayments made on account of insurance or condemnation proceeds or excess cash flows (and either no prepayment penalty or a reduced prepayment premium shall be payable in the case of prepayments made with the proceeds of certain VAT amounts). In the case of repayments of all or any portion of the Notes on or after the maturity date, such repayment will be made together with an exit premium equal to 3.00% of the amount so repaid.

The Note Purchase Agreement contains customary representations and warranties and affirmative covenants applicable to Gaming Acquisitions, the Company and the subsidiaries of the Company and also contains certain restrictive covenants, including, among others, limitations on: the incurrence of additional debt; provided, however, that Gaming Acquisitions is permitted to incur indebtedness under the Revolving Credit Facility (in an aggregate principal amount not to exceed £7,500,000), liens on property (except those securing the Revolving Credit Facility or certain hedging indebtedness), acquisitions and investments, loans and guarantees, mergers, consolidations, liquidations and dissolutions, asset sales, dividends and other payments in respect of the Company’s capital stock, prepayments of certain debt, transactions with affiliates and modifications of the Credit Parties’ organizational documents and certain debt agreements. The Note Purchase Agreement requires quarterly compliance with maximum leverage and fixed charge coverage ratios as well as a minimum liquidity covenant. The agreement also includes customary event of default provisions.

On or before the date of the first interest payment due and payable by Gaming Acquisitions in respect of the Notes, the Notes shall be listed on the International Stock Exchange of the Channel Islands and shall remain listed until the repayment of the Notes in full in accordance with the terms of the Note Purchase Agreement.

HGV Fund currently holds 100% of the Notes. As disclosed in stock ownership filings with the Securities and Exchange Commission pursuant to Section 16 under the Securities Act of 1934, HGV Fund owns approximately 17.5% of the Company’s outstanding common stock as well as warrants to purchase shares of the Company’s common stock. HGV Fund is also a stockholder and investor in Leisure Acquisition Corp., a special purpose acquisition company affiliated with two members of the Company’s management.

The foregoing description of the Notes and the Note Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K provided to the SEC on August 13, 2018.

Revolving Credit Facility

Concurrently with the issuance of the Notes and repayment of the Existing Credit Facility, Gaming Acquisitions, the Company and the Subsidiary Guarantors entered into a Revolving Credit Facility Agreement (the “Revolving Credit Facility Agreement”) to provide for a £7,500,000 revolving facility from Lloyds Bank PLC (the “Revolving Facility Lender”) to be used for general corporate, working capital and capital expenditure purposes of the Company and its subsidiaries (the “Revolving Credit Facility”), with the Agent acting as security agent for the Revolving Facility Lender (in such capacity, the “RCF Security Agent”).

The obligations under the Revolving Credit Facility are guaranteed on a joint and several basis by each of Gaming Acquisitions, the Company and certain Subsidiary Guarantors party thereto and are secured on a first-priority basis (subject to certain exceptions) by a lien granted to the RCF Security Agent for the benefit of the Revolving Facility Lender on substantially all of the assets of each Credit Party, including all of the capital stock held by such Credit Party. Certain Subsidiary Guarantors will accede to the Revolving Credit Facility Agreement within 30 days of closing.

The Revolving Credit Facility requires cash interest payments on outstanding borrowings equal to a margin of 4.00% per annum, plus LIBOR, on the last day of each applicable interest period. In addition, a commitment fee is payable every three months with respect to unutilized lending commitments thereunder at a rate of 35% of the margin applicable to such unutilized commitments per annum. The Revolving Credit Facility is scheduled to mature on August 13, 2021. Subject to certain conditions, voluntary prepayments are permitted under the Revolving Credit Facility and mandatory prepayments are required in the event of a change of control and/or the sale of all or substantially all assets of the Credit Parties.

The Revolving Credit Facility contains customary representations and warranties and affirmative covenants applicable to Gaming Acquisitions, the Company and the Company’s subsidiaries and also contains certain restrictive covenants, including, among others, limitations on: the incurrence of additional debt, liens on property, acquisitions and investments, loans and guarantees, mergers, consolidations, liquidations and dissolutions, asset sales, dividends and other payments in respect of the Company’s capital stock, prepayments of certain debt, transactions with affiliates and modifications of the Credit Parties’ organizational documents and certain debt agreements. The Revolving Credit Facility requires quarterly compliance with maximum leverage and interest coverage ratios as well as a minimum liquidity covenant. The agreement also contains customary event of default provisions.

The foregoing description of the Revolving Credit Facility does not purport to be complete and is qualified in its entirety by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K provided to the SEC on August 13, 2018.

Hedging Transaction

In connection with the Note Purchase Agreement, Gaming Acquisitions entered into a three (3) year, fixed-rate, cross-currency swap which swaps the principal and interest payments that will be payable in US Dollars (USD) under the Note Purchase Agreement to Euros (EUR), in part, and Pounds Sterling (GBP), in part. The swap is provided by Nomura (the “Nomura Swap”). Specifically, with respect to the principal payments under the Note Purchase Agreement, Gaming Acquisitions will swap 1/3rd of such principal payments from USD to EUR and 2/3rds of such principal payments from USD to GBP. Additionally, with respect to the interest payments under the Note Purchase Agreement, Gaming Acquisitions will swap 1/3rd of such interest payments from USD to GBP and 2/3rds of such interest payments from USD to EUR. The Nomura Swap provides for a foreign exchange rate of $1.13935 USD per €1 EUR and $1.27565 USD per £1 GPB.

The obligations under the Nomura Swap are unconditionally guaranteed on a joint and several basis by each of Gaming Acquisitions, the Company and Subsidiary Guarantors and are secured on a first-priority basis (subject to certain exceptions) by a lien granted to the Agent for the benefit of Nomura on substantially all of the assets of each Credit Party, including all of the capital stock held by such Credit Party.

Departure of Directors or Certain Officers; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On August 15, 2018, the board of directors (the “Board”) of Inspired Entertainment, Inc. (the “Company”) appointed two new directors to the Board, filling two vacancies on the Board and bringing the total number of Board members to seven. Ms. Desirée G. Rogers has joined the Board and the Nominating, Governance and Compliance Committee of the Board, and Mr. Steven M. Saferin has joined the Board and the Compensation Committee of the Board.

Desirée G. Rogers

Ms. Rogers, 59, was the Chief Executive Officer of Johnson Publishing Company, LLC, a lifestyle company inspired by the African American experience, from August 2010 until May 2017. In 2016, Ms. Rogers sold the media assets of the company. Since May 2013, Ms. Rogers has served as the Chair of the Chicago tourism bureau, Choose Chicago. Prior to these positions, she was the White House Social Secretary for President Obama from January 2009 to April 2010; President of Social Networking for Allstate Financial, a business unit of the Allstate Corporation, from July 2008 to December 2008; President of Peoples Gas and North Shore Gas, two utility companies owned by Peoples Energy Corporation (a public company acquired by Integrys Energy Group), from 2004 to July 2008; Senior Vice President and Chief Marketing Officer and Vice President of Peoples Energy Corporation from 1997 to 2004; and Director of the Illinois Lottery from 1991 to 1997. In addition, Ms. Rogers served on the Board of Trustees of Equity Residential, a public real estate investment trust, from October 2003 to January 2009. She has also served on the board of Blue Cross Blue Shield, and as the Vice Chairman of the Lincoln Park Zoo and the Museum of Science and Industry. She currently serves on the boards of DonorsChoose, Northwestern Memorial Foundation, the Economic Club, the Commercial Club and World Business Chicago, and on the boards of two public companies, Pinnacle Entertainment, Inc. and MDC Partners Inc. She has an undergraduate degree from Wellesley College and an M.B.A. from Harvard Business School.

Steven M. Saferin

Mr. Saferin, 69, founded Media Drop-In Productions (later named MDI Entertainment) in 1986, a licensed lottery games and promotions business, where he served as President and Chief Executive Officer until 2003, when he sold the company to Scientific Games Corporation. Following the sale, Mr. Saferin continued to lead MDI as a division president and also assumed the position of Chief Creative Officer for Scientific Games in 2009 until his retirement in 2016. Prior to founding MDI, Mr. Saferin was the Director of Program Acquisitions at ESPN from 1982 to 1986 and served as a vice president with both Viacom Communications and Warner Amex Cable from 1978 to 1982. Mr. Saferin was an attorney for the Federal Communications Commission and for Viacom International Inc. between 1974 and 1978. Mr. Saferin serves on the Dean’s advisory committees for the School of Communication at American University and for the Odum School of Ecology at the University of Georgia. He has a journalism degree from American University and was a sportswriter at the Washington Post. He holds a law degree from the University of Maryland. He has been recognized by the Lottery Hall of Fame for innovations in lottery advertising and the invention and implementation of licensed games in the lottery industry.

Neither new director was appointed in connection with any arrangement or understanding between the new director and any other persons pursuant to which such director was selected as a director, within the meaning of Item 5.02(d)(2) of Form 8-K. There are no related party transactions between the Company and either of the new directors that are subject to disclosure under Item 404(a) of Regulation S-K. Based on information requested from and provided by each new director concerning such director’s background, employment and affiliations, the Board has determined that each new director has no material relationships that would interfere with the exercise of independent judgment and is an “independent director” as defined in the NASDAQ listing standards and applicable SEC rules. In addition, the Board has determined that Mr. Saferin has no relationship to the Company that would interfere with his ability to be independent from management in connection with his duties as a Compensation Committee member.

Each of Ms. Rogers and Mr. Saferin is eligible to participate in the Inspired Entertainment, Inc. compensation program for non-employee directors, which provides for payment of annual cash retainers of $50,000 and annual grants of restricted stock units having an aggregate grant date value of $50,000 (capped at 5,000 units). Each of Ms. Rogers’ and Mr. Saferin’s compensation for 2018 will be pro-rated. In addition, the Company will be entering into an indemnification agreement with each of Ms. Rogers and Mr. Saferin, in consideration of their agreement to serve on the Board, in substantially the form included as Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on December 30, 2016. Such agreement provides for indemnification to the fullest extent permitted under Delaware law for certain liabilities arising out of a director’s affiliation with the Company.